UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1)  Early Redemption announcement dated 01 February 2007

2)  Partial Repurchase announcement dated 05 February 2007

3)  Director/PDMR Shareholding announcement dated 08 February 2007

4)  Holding(s) in Company announcement dated 08 February 2007

5)  Partial Repurchase announcement dated 16 February 2007

6)  Partial Repurchase announcement dated 16 February 2007

7)  Full Redemption announcement dated 22 February 2007

8)  Director/PDMR Shareholding announcement dated 22 February 2007

9)  Bond Redemption announcement dated 26 February 2007

10) Publication of Prospectus announcement dated 27 February 2007

11) Director/PDMR Shareholding announcement dated 27 February 2007

12) Total Voting Rights announcement dated 28 February 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: 1 March, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: 1 March, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

EXHIBIT 1

Barclays Bank PLC

                    Barclays Bank Plc Srs 6812 USD 3,000,000

                        Due 11 August 2008 XS0263284548

Please be advised that the above mentioned issue has been called for value 12 February 2007. The outstanding balance will therefore be ZERO.

Please amend your record accordingly.

EXHIBIT 2


Barclays Bank PLC

                Barclays Bank PLC Series 6828 ISIN XS0263490871
                   Maturity Date 23 oct 2008 - EUR 5,000,000

Please be advised that the following issue has been repurchased for EUr 10,000 on 19 Jan 07.

The outstanding balance will therefore be EUR 4,990,000

Please amend your records accordingly.

EXHIBIT 3

                                                                 8 February 2007

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed the Company on 7 February 2007 that it had on 7 February 2007 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 761.50p per share:


Director/PDMR         Number of Shares

Mr G A Hoffman        17
Mr J S Varley         17

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 February 2007 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding         Non Beneficial
                                                Holding

Mr G A Hoffman       319,219                    -
Mr J S Varley        375,086                    -


In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,645,889 ordinary shares in Barclays PLC. The executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

EXHIBIT 4


BARCLAYS PLC


Notification of Major Interests in Shares


TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES



1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:


Barclays PLC



2. Reason for the notification (please tick the appropriate box or boxes):


N/A See additional information


3. Full name of person(s) subject to the notification obligation:


Legal & General Group Plc (L&G)


4. Full name of shareholders(s) (if different from 3.):


Legal & General Assurance (Pensions Management) Limited (PMC)


5. Date of the transaction and date on which the threshold is crossed or reached:

N/A


6. Date on which the issuer notified:


7 February 2007


7. Thresholds(s) that is/are crossed or reached:


Above 3% (L&G)


8. Notified Details:


8. A: Voting rights attached to shares


Class/type of shares

Ord GBP 25p


Situation previous to the Triggering transaction




Number of shares            Number of Voting Rights


225,075,261                 3.48%

(under S.198 on 11/10/2005)


Resulting situation after the triggering transaction:


Number of shares     Number of Voting Rights     % of voting rights


Direct               Direct                      Direct

242,312,850          242,312,850                 3.70%


8B: Financial Instruments


N/A



TOTAL (A+B)

Number of voting rights         % of voting rights

242,312,850                     3.70%


9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:


Legal & General Group Plc (Direct and Indirect) (Group)


Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)


Legal & General Investment Management Limited (Indirect) (LGIM)


Legal & General Group Plc (Direct) (L&G) (242,312,850 -3.70% = LGAS, LGPL & PMC)


Legal & General Investment Management (Holdings) Limited (Direct) (199,038,544 -3.04% = PMC)


Legal & General Assurance (Pensions Management) Limited (PMC) (199,038,544 - 3.04% = PMC)


Legal & General Insurance Holdings Limited (Direct) (LGAS & LGPL)


Legal & General Assurance Society Limited (LGAS & LGPL)


Legal & General Pensions Limited (Direct) (LGPL)


Proxy Voting:


10.Name of proxy holder:

N/A


11.Number of voting rights proxy holder will cease to hold:

N/A


12.Date on which proxy holder will cease to hold voting rights:

N/A


13.Additional information:


Notification using shares in issue figure of 6,536,517,885

First notification under DTR Sourcebook



Contact name for enquiries:


Lawrence Dickinson

Company Secretary

0207 116 8099

8 February 2007


END

EXHIBIT 5


BARCLAYS BANK PLC


Barclays Bank Series 7325 ISIN XS0271073206 -

Maturity Date 30 Oct 08 - USD 14,300,000


Please be advised the following issue has been repurchased for USD 1,050,000 on 07 Feb 07.

The outstanding balance will therefore be USD 13,250,000

Please amend your records accordingly.

EXHIBIT 6

Barclays Bank PLC

                 Barclays Bank Series S065 ISIN XS0254088452 -
                    Maturity Date 14 May 07 - GBP 3,344,000

Please be advised that the following issue has been repurchased for GBP 45,000 on 07 Feb 07.

The outstanding balance will therefore be GBP 3,299,000

Please amend your records accordingly.

EXHIBIT 7

BARCLAYS BANK PLC

                  Barclays Bank Series SO29 ISIN XS0244529300

                    Maturity Date 22 Feb 07 - GBP 10,000,000

Please be advised the above issue has been repurchase for GBP 10,000,000 on 20 Feb 07

The outstanding balance will therefore be ZERO

Please amend your records accordingly.

EXHIBIT 8


                                                                22 February 2007

                                  Barclays PLC


          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


On 21 February 2007 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 785.00p per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors' behalf which, together with reinvested dividends, are retained for the director until they leave the Board.


DIRECTOR                  BARCLAYS PLC   TOTAL BENEFICIAL   TOTAL NON-BENEFICIAL
                          SHARES         INTEREST           INTEREST FOLLOWING
                          PURCHASED      FOLLOWING THIS     THIS NOTIFICATION
                                         NOTIFICATION

Marcus Agius              427            15,427             -
Sir Richard Broadbent     806            8,898              -
Leigh Clifford            763            5,982              -
Fulvio Conti              732            3,270              -
Dr Danie Cronje           767            4,314              -
Professor Sandra Dawson   856            10,809             -
Sir Andrew Likierman      786            6,227              -
Sir Nigel Rudd            940            52,057             -
Stephen Russell           917            19,578             -
Sir John Sunderland       748            10,802             -

EXHIBIT 9


(London Stock Exchange Announcement via RNS)

                                                                26 February 2007


                                Barclays Bank PLC

   Barclays redeems GBP150,000,000 Step-up Callable Floating Rate Subordinated
        Bonds due 2012 (the "Bonds"); (formerly issued by Woolwich PLC)
                               ISIN: XS0073220625

Barclays Bank PLC announced today, 26 February 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 23 February 2007.

The Notes will be cancelled and there are no further Notes outstanding.

EXHIBIT 10

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:



Base Prospectus Supplement dated 26 February 2007 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme



To view the full document, please paste the following URL into the address bar of your browser.


http://www.rns-pdf.londonstockexchange.com/rns/9592r_-2007-2-27.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

EXHIBIT 11

                                                        27 February 2007



          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 26 February 2007 that it had between 20 February 2007 and 23 February 2007 exercised its discretion and released a total of 64,503 ordinary shares in Barclays PLC and between 20 February 2007 and 23 February 2007 it purchased 16,331,131 ordinary shares in Barclays PLC at an average price of 764.46 pence per share. None of the shares released were in respect of an award made to a director of Barclays PLC.


2. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 26 February 2007 that it had on 21 February 2007 exercised its discretion and released a total of 766,628 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 181,145,889 ordinary shares in Barclays PLC. The executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

EXHIBIT 12

28 February 2007



                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,538,959,347 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 27 February 2007. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,539,834,347.

The above figure 6,539,834,347 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.